Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. § 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST

NEW YORK, NY 10001

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

November 23, 2022

FIRM/AFFILIATE

OFFICES

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BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

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BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

CONFIDENTIAL SUBMISSION VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Ernest Greene

Jennifer Angelini

Jay Ingram

Re:	Crane Company

Confidential Submission of Draft Registration Statement on Form 10-12B

Submitted August 30, 2022, as amended by Amendment No. 1 to the Draft

Registration Statement on Form 10-12B Submitted October 7, 2022

CIK No. 0001944013

Ladies and Gentlemen:

On behalf of Crane Company (the “Company”), a wholly owned subsidiary of Crane Holdings, Co. (“Crane Holdings”), we are confidentially submitting to the United States Securities and Exchange Commission (the “SEC”) Amendment No. 2 to the draft Registration Statement on Form 10-12B (the “Registration Statement”), pursuant to the policy announced by the SEC on June 29, 2017, as supplemented on August 17, 2017 and June 24, 2020, for non-public review by the staff of the SEC prior to the public filing of the Registration Statement. The Registration Statement relates to the proposed distribution by Crane Holdings to its stockholders of 100% of the outstanding shares of common stock of the Company. The Company previously submitted a draft Registration Statement on Form 10-12B on August 30, 2022 and Amendment No. 1 to the draft Registration Statement on Form 10-12B on October 7, 2022.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

November 23, 2022

The Company will publicly file the Registration Statement and all non-public draft submissions thereof at least 15 days prior to the requested effective date of the Registration Statement.

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We look forward to working with you in connection with the review of the Registration Statement. If you have any questions, please feel free to contact me at (212) 735-2660 or annbeth.stebbins@skadden.com.

Sincerely,

/s/ Ann Beth Stebbins
Ann Beth Stebbins

cc:	Max H. Mitchell

President and Chief Executive Officer

Crane Company

Richard A. Maue

Senior Vice President and Chief Financial Officer

Crane Company

Anthony M. D’Iorio

Senior Vice President, General Counsel and Secretary

Crane Company

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